Vapor Corp.

3001 Griffin Road

Dania Beach, Florida 33312

January 24, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Ryan Adams, Esq., Division of Corporation Finance

Re:	Vapor Corp.
Registration Statement on Form S-1 (as Amended)
File No. 333-192391

Ladies and Gentlemen:

Vapor Corp. (the “Registrant”), a Delaware corporation, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that such Registration Statement shall become effective at 3:00 p.m., Washington D.C. time, on Monday, January, 27, 2014, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Vapor Corp.

By:	/s/ Harlan Press
Name:	Harlan Press
Title:	Chief Financial Officer